UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)


                              Omega Flex, Inc.
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)


                                 682095104
                               (CUSIP Number)

CUSIP   682095104                                                    Page 2 of 4

Item 1. NAME OF REPORTING PERSON

                    Schwerin Boyle Capital Management, Inc.
                    IRS 04-3057484

Item 4. CITIZENSHIP OR PLACE OF ORGANIZATION

                    Schwerin Boyle is a Massachusetts (USA) corporation.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

Item 5. SOLE VOTING POWER                                        602,748
Item 6. SHARED VOTING POWER                                        -0-
Item 7. SOLE DISPOSITIVE POWER                                 	 627,173
Item 8. SHARED DISPOSITIVE POWER                                   -0-


Item 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   627,173

Item 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     6.21%

Item 12. TYPE OF REPORTING PERSON

                                     IA, CO

Item 1.

     (a) Name of Issuer: Omega Flex, Inc.

     (b) Address of Issuer's Principal Executive Offices:

                 451 Creamery Way, Exton, PA 19341
Item 2.

     (a) Name of Person Filing:

         Schwerin Boyle Capital Management, Inc. (hereinafter, Schwerin Boyle)

     (b) Address of Principal Business Office or, if none, Residence:

         Schwerin Boyle is a Massachusetts corporation whose principal business address is One Monarch Place, Suite 700, Springfield, MA 01144.

     (c) Citizenship:

         Schwerin Boyle is a Massachusetts (USA) corporation.

     (d) Title of Class of Securities:  Common

     (e) CUSIP Number:   682095104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

     (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership

     (a) Amount Beneficially Owned:                              627,173

     (b) Percent of Class:                                       6.21%

     (c) Number of Shares as to which such person has:

      (i) sole power to vote or direct the vote:                       602,748
      (ii) shared power to vote or direct the vote:                    -0-
      (iii) sole power to dispose or to direct the disposition of:     627,173
      (iv) shared power to dispose or to direct the disposition of:    -0-

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                                  N/A

Item 8. Identification and Classification of Members of the Group

                                  N/A

Item 9. Notice of Dissolution of Group

                                  N/A

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date: February 12, 2009

                                       Signature:

                                       /s/ Michael McGrath

                                       Michael McGrath
                                       Chief Compliance Officer